Exhibit 99.1

Continued Business Improvement; Refinancing Progress

All financial information is in U.S. dollars unless otherwise indicated.

International Petroleum Investment Company (IPIC) Transaction

On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals and, through a wholly owned subsidiary, acquired all the issued and outstanding common shares for $6.00 per share in cash. NOVA Chemicals’ common shares were delisted from the NYSE and TSX.

Third Quarter 2009 Results

In the third quarter of 2009, NOVA Chemicals generated a net loss of $52 million as compared to net income of $100 million for the third quarter of 2008. NOVA Chemicals’ third quarter 2009 business performance improved versus the $83 million loss reported in the second quarter of 2009 (see the second quarter earnings report for details) despite economic and business conditions that remained weak compared to the third quarter of 2008. In the third quarter of 2009, operating income from the businesses was $117 million as compared to $80 million in the second quarter of 2009 and $198 million in the third quarter of 2008. For the nine months ended September 30, 2009, operating income from the businesses was $139 million as compared to $586 million in the first nine months of 2008. The year-over-year changes in operating income were driven by lower current period selling prices and sales volumes that more than offset lower feedstock and operating costs. See individual business unit discussions beginning on page 2 for details.

Refinancing

On Oct. 16, 2009, NOVA Chemicals issued $350 million of 8.375% senior notes due 2016 and $350 million of 8.625% senior notes due 2019. NOVA Chemicals used some of the proceeds to repay debt under its senior secured credit facility and bilateral credit facilities, and plans to use the balance of the proceeds to repay outstanding debt under its total return swap and for general corporate purposes. See page 8 for further discussion of NOVA Chemicals’ refinancing efforts and liquidity.

Basis of Presentation and Revaluation of the Balance Sheet

Although NOVA Chemicals continues as the same legal entity after the IPIC acquisition, the accompanying consolidated financial statements are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding the IPIC acquisition on July 6, 2009. These separate periods are presented to highlight the fact that the financial information for these periods has been prepared under two different historical-cost bases of accounting. Most significantly impacted are: the carrying values of all identifiable assets and liabilities, adjusted to their respective estimated fair values on July 6, 2009, in order to be consistent with the values to be recorded by IPIC (see Note 2 on page 16), and depreciation expenses; and IPIC transaction costs (see Corporate business results section on page 7). The Successor portion of the financial statements also reflects equity contributions from IPIC. The stub period’s (July 1 – July 6, 2009) impact on business results was not significant. Thus, Predecessor and Successor operational impacts for the three months and the nine months ended Sep. 30, 2009 are not presented separately, but rather simply noted within the individual business unit results discussions.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statements and its 2008 Annual Report.

(millions of U.S. dollars)	Three Months Ended		Nine Months Ended
	Sep. 30 2009	Sep. 30 2008 (1)	Sep. 30 2009	Sep. 30 2008 (1)
Revenue	$1,103	$2,088	$2,926	$6,213
Operating (Loss) Income (2)
Olefins/Polyolefins (3)	$112	$232	$155	$633
INEOS NOVA Joint Venture	5	(20)	11	(19)
Performance Styrenics	—	(14)	(27)	(28)

Operating Income from the Businesses (4)	117	198	139	586
Corporate Costs (see page 7)	(146)	(7)	(337)	(215)

Operating (loss) income	$(29)	$191	$(198)	$371
Net (loss) income	$(52)	$100	$(258)	$172
Cash (used in) from operations	$(67)	$123	$(295)	$165

(1)	See Note 1 on page 14 for discussion of the prior period restatement related to the write-off of certain intangible assets and the related amortization expense, net of tax, due to the adoption of CICA 3064 in the first quarter of 2009. The after-tax impact to net income in the third quarter of 2008 and nine months ended Sep. 30, 2008 was a $2 million benefit and $6 million benefit, respectively.
(2)	Net (loss) income before interest expense, income taxes and other gains and losses (see Supplemental Measures on page 10).
(3)	Olefins/Polyolefins consists of the Joffre Olefins, Corunna Olefins and Polyethylene segments.
(4)	See Supplemental Measures on page 10.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	Sep. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Revenue	$748	$1,515	$1,972	$4,500
Depreciation (1) (2)	$63	$50	$165	$153
Operating Income (Loss) (1) (3)
Joffre Olefins	$57	$210	$144	$530
Corunna Olefins	(24)	(14)	(102)	(5)
Polyethylene	74	42	116	96
Eliminations	5	(6)	(3)	12

Total Operating Income	$112	$232	$155	$633

Capital Spending	$20	$32	$55	$93

PE Sales Volumes (millions of pounds) (4)	747	864	2,283	2,685

(1)	See Note 1 on page 14 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.
(2)	As a result of the revaluation of the balance sheet (see page 1) and the change in estimated useful lives of property, plant and equipment (see Note 1 on page 14), depreciation expense for both the three months ended and nine months ended Sep. 30, 2009 increased approximately $12 million.
(3)	See Supplemental Measures on page 10.
(4)	Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	Sep. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Principal Products:
Ethylene (2)	$0.32	$0.68	$0.32	$0.65
Polyethylene – linear low density butene liner (3)	$0.55	$0.91	$0.51	$0.85
Polyethylene – weighted-average benchmark (3)	$0.58	$0.97	$0.55	$0.90
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$2.68	$7.47	$3.20	$8.49
NYMEX natural gas (dollars per mmBTU) (4)	$3.41	$10.09	$3.96	$9.66
WTI crude oil (dollars per barrel) (5)	$68.30	$117.98	$57.00	$113.29

(1)	Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3)	Source. Townsend Polymer Services and Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4)	Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5)	Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

Operating income of $112 million in the third quarter of 2009 was significantly lower than operating income of $232 million reported in the third quarter of 2008. In the third quarter of 2009, Joffre and Corunna Olefins margins declined as sales volumes fell and sharply lower selling prices more than offset significantly lower feedstock costs, as compared to the third quarter of 2008. In the third quarter of 2009, Polyethylene margins improved despite lower sales volume as selling prices declined less than flow-through feedstock costs, and operating costs fell versus the third quarter of 2008.

Operating income of $155 million in the nine months ended Sep. 30, 2009, was significantly lower than operating income of $633 million reported in the nine months ended Sep. 30, 2008. Margins in the first nine months of 2009 were lower in all three segments as lower flow-through feedstock costs were more than offset by lower selling prices and sales volumes than the nine months ended Sep. 30, 2008. For the Polyethylene segment, operating costs fell more than margins, resulting in an increase in operating income in the first nine months of 2009 versus the same period in 2008.

Joffre Olefins

Third Quarter 2009 Versus Third Quarter 2008

Joffre Olefins reported operating income of $57 million in the third quarter of 2009, down from $210 million in the third quarter of 2008. In the third quarter of 2009, margins declined due to selling prices that fell more than flow-through feedstock costs together with lower sales volumes. Industry average selling prices for ethylene were 53% lower in the third quarter of 2009 compared to the same period one year ago due to lower average flow-through feedstock costs and relatively weak derivative demand in the United States Gulf Coast (USGC) region. Third quarter operating costs were significantly lower than the same period last year due to the lower Canadian dollar exchange rate, and lower natural gas and utility costs.

Alberta ethane costs were 55% lower in the third quarter of 2009 compared to the third quarter of 2008. Natural gas prices declined 64% due to higher production, weaker industrial demand and ample inventories. USGC ethane prices declined 57%.

Nine Months Ended Sep. 30, 2009 Versus Nine Months Ended Sep. 30, 2008

Joffre Olefins reported operating income of $144 million in the nine months ended Sep. 30, 2009, down from $530 million in the same period one year ago. Margins declined due to selling prices that fell more than flow-through feedstock costs together with lower sales volumes. Industry average prices for ethylene were 51% lower in the first nine months of 2009 compared to the same period last year. Operating costs in the nine months ended Sep. 30, 2009 were significantly lower due to lower natural gas and utility costs, and the lower Canadian dollar exchange rate.

Corunna Olefins

Third Quarter 2009 Versus Third Quarter 2008

Corunna Olefins reported an operating loss of $24 million in the third quarter of 2009, compared to an operating loss of $14 million in the third quarter of 2008. In the third quarter of 2009, margins declined due to selling prices that fell more than feedstock costs together with lower sales volumes. Sales volume fell in the third quarter of 2009 due to ethylene derivative demand that weakened versus the third quarter of 2008, a lighter feedstock mix that led to lower production of co-products, and downtime resulting from planned maintenance that started in mid-September.

In the third quarter of 2009, average West Texas Intermediate (WTI) crude oil prices fell 42% from the third quarter of 2008 while NOVA Chemicals’ average flow-through crude oil costs also fell 42%. In the third quarter of 2009, industry average prices for ethylene fell 53% compared to the third quarter of 2008, due to lower average feedstock costs and relatively weak demand in the USGC region. Average co-product prices fell 43% in the third quarter of 2009 and NOVA Chemicals’ co-product sales volumes fell 29% as compared to one year ago.

Nine Months Ended Sep. 30, 2009 Versus Nine Months Ended Sep. 30, 2008

Corunna Olefins reported an operating loss of $102 million in the nine months ended Sep. 30, 2009, compared to an operating loss of $5 million in the nine months ended Sep. 30, 2008. Margins contracted due to selling prices that fell more than feedstock costs together with lower sales volumes. In the first nine months of 2009, industry average ethylene selling prices declined 51% compared to the first nine months of 2008, due to lower flow-through feedstock costs and weak demand in the USGC region.

Polyethylene

Third Quarter 2009 Versus Third Quarter 2008

The Polyethylene segment reported operating income of $74 million in the third quarter of 2009, up from operating income of $42 million in the third quarter of 2008. In the third quarter of 2009, operating costs declined and margins increased. Operating costs declined in the third quarter of 2009 compared to a year ago due to the lower Canadian dollar exchange rate and lower utility costs. In the third quarter of 2009, margins increased versus the third quarter of 2008 as lower feedstock costs more than offset lower selling prices and sales volumes.

Polyethylene sales volume was 747 million pounds in the third quarter of 2009 versus 864 million pounds in the third quarter of 2008. NOVA Chemicals’ domestic North American sales volume was lower as continued economic uncertainty caused customers to maintain very low inventories and because plant outages reduced product availability. International sales represented 16% of total sales volume, down from 17% in the third quarter of 2008, but higher than the long-term average of 15%. Polyethylene prices in most export markets remained higher than North America due to the higher costs of production based on naphtha feedstock in those regions, and therefore, the export window from North America remained open. Plant outages in the second quarter of 2009 caused NOVA Chemicals to limit export sales volume in order to maintain service at domestic customers.

The average North American industry butene liner polyethylene price was 55¢ per pound in the third quarter of 2009, significantly lower than the 91¢ per pound average of the third quarter of 2008, according to Townsend Polymer Services and Information (TPSI). An industry price increase of 4¢ per pound was implemented on September 1, 2009. As of September 2009, the average North American industry butene liner polyethylene price was 13¢ per pound higher than in December 2008, as reported by TPSI.

Nine Months Ended Sep. 30, 2009 Versus Nine Months Ended Sep. 30, 2008

The Polyethylene segment reported operating income of $116 million in the nine months ended Sep. 30, 2009, up from operating income of $96 million in the nine months ended Sep. 30, 2008. For the nine months ended Sep. 2009, operating costs declined more than margins. Operating costs fell due to the lower Canadian dollar exchange rate and lower utility costs, while margins declined as lower sales volumes and sharply lower selling prices in the first nine months of 2009 more than offset lower feedstock costs and gains in licensing income.

Polyethylene sales volume was 2,283 million pounds in the first nine months of 2009, lower than the 2,685 million pounds for the comparable period a year ago. In the nine months ended Sep. 30, 2008, customers built inventory due to rising prices and robust demand. In 2009, destocking occurred early in the year followed by steady demand and stable, low inventory due to continued economic uncertainty.

The average North American industry butene liner polyethylene price was 51¢ per pound in the nine months ended Sep. 30, 2009, significantly lower than the 85¢ per pound average in the nine months ended Sep. 30, 2008, according to TPSI.

INEOS NOVA Joint Venture (1)

Financial Highlights

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	Sep. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Revenue	$323	$549	$863	$1,622
Depreciation (2)	$—	$7	$13	$18
Operating Income (Loss) (3)	$5	$(20)	$11	$(19)
Capital Spending	$1	$4	$4	$16
Sales Volumes (millions of pounds) (4)
Styrene Monomer	237	237	634	759
Solid and Expandable Polystyrene	366	372	1,152	1,207

Total Sales	603	609	1,786	1,966

(1)	Results reflect NOVA Chemicals’ 50% position in the INEOS NOVA joint venture.
(2)	As a result of the revaluation of the balance sheet (see page 1), depreciation expense for both the three months ended and the nine months ended Sep. 30, 2009 decreased approximately $6 million.
(3)	See Supplemental Measures on page 10.
(4)	Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound, except as noted)	Sep. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Principal Products:
Styrene Monomer – North America (2)	$0.56	$0.86	$0.48	$0.79
Solid Polystyrene – North America (2)	$0.96	$1.20	$0.86	$1.11
Solid Polystyrene – Europe (2)	$0.64	$0.94	$0.53	$0.92
Raw Materials:
Benzene (dollars per gallon) (2)	$3.12	$4.36	$2.10	$4.00
Ethylene (2)	$0.32	$0.68	$0.32	$0.65

(1)	Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2)	Source: CMAI Contract Market.

Review of Operations

Third Quarter 2009 Versus Third Quarter 2008

In the third quarter of 2009, operating income improved to $5 million from an operating loss of $20 million in the third quarter of 2008, mainly due to higher margins in the North American business. In North American styrene monomer, margins were higher in the third quarter of 2009 versus the third quarter of 2008 due to lower flow-through feedstock costs that more than offset lower selling prices. Industry plant outages caused an average of approximately 9% of capacity to be off-line in the third quarter, while planned turnarounds were expected to keep 17% of capacity off-line in October. Margins also improved in North American polystyrene, as lower flow-through feedstock costs more than offset lower prices compared to the third quarter of 2008.

INEOS NOVA idled its 1.1 billion pound styrene monomer plant at Texas City, TX, on Oct. 24, 2009 for inventory control and to address some minor maintenance issues. It will remain offline until margins recover, which INEOS NOVA anticipates may occur early in the first quarter of 2010.

In Europe, in the third quarter of 2009 both solid polystyrene and expandable polystyrene margins were approximately level with the third quarter of 2008, as sharply lower sales volumes offset higher unit margins resulting from flow-through feedstock costs that fell further than selling prices.

Nine Months Ended Sep. 30, 2009 Versus Nine Months Ended Sep. 30, 2008

In the nine months ended Sep. 30, 2009, operating income improved to $11 million from a $19 million operating loss in the nine months ended Sep. 30, 2008, mainly due to higher margins in North American styrene and polystyrene. In both North American businesses, margins were higher in the first nine months of 2009 versus the same period in 2008 due to flow-through feedstock costs that fell more than selling prices. In Europe, solid polystyrene margins declined as sharply lower sales volumes more than offset higher unit margins resulting from flow-through feedstock costs that fell more than selling prices. European expandable polystyrene margins were approximately level with the first nine months of 2008 as lower sales volumes and selling prices offset lower flow-through feedstock costs.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars, except as noted)	Sep. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Revenue	$70	$114	$173	$363
Depreciation (1)	$3	$6	$15	$18
Operating Income (Loss) (2)	$—	$(14)	$(27)	$(28)
Capital Spending	$2	$1	$5	$7
Sales Volumes (millions of pounds) (3)	80	93	212	301

(1)	As a result of the revaluation of the balance sheet (see page 1), depreciation expense for both the three months ended and the nine months ended Sep. 30, 2009 decreased approximately $3 million.
(2)	See Supplemental Measures on page 10.
(3)	Third-party sales.

Average Benchmark Prices (1)

	Three Month Average		Nine Month Average
(U.S. dollars per pound)	Sep. 30 2009	Sep. 30 2008	Sep. 30 2009	Sep. 30 2008
Styrene Monomer	$0.56	$0.86	$0.48	$0.79
Expandable Polystyrene	$0.93	$1.14	$0.86	$1.07

(1)	Source: CMAI. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Third Quarter 2009 Versus Third Quarter 2008

The Performance Styrenics segment reported breakeven operating results in the third quarter of 2009 compared to an operating loss of $14 million in the third quarter of 2008. In the third quarter of 2009, lower operating and fixed costs drove the operating income improvement. Compared to the third quarter of 2008, margins were approximately unchanged in the third quarter of 2009, as lower selling prices and sales volumes were offset by lower flow-through feedstock costs.

In the third quarter of 2009, expandable polystyrene (EPS) sales declined 10% as compared to the third quarter of 2008 due to the sharp decline in the building and construction market, and a 25% reduction in NOVA Chemicals’ EPS capacity following the capacity rationalization at the Monaca, PA plant site in the first quarter of 2009. DYLARK® resin third quarter sales decreased just 13% despite continued very weak automotive markets, as customers stocked product before NOVA Chemicals exits the business in late 2009. ARCEL® resin third quarter sales declined 19% from the third quarter of 2008 due to weakness in consumer durables markets such as computers, printers and televisions.

Nine Months Ended Sep. 30, 2009 Versus Nine Months Ended Sep. 30, 2008

The Performance Styrenics segment reported an operating loss of $27 million in the nine months ended Sep. 30, 2009, a slight improvement from the operating loss of $28 million in the nine months ended Sep. 30, 2008. In the nine months ended Sept. 30, 2009, margins fell as prices declined more than flow-through feedstock costs, and sales volumes fell. Margins declined slightly more than the combination of fixed cost reductions and lower operating costs, while depreciation charges fell.

In the nine months ended Sep. 30, 2009, EPS sales declined 25% as compared to the nine months ended Sep. 30, 2008 due to the sharp decline in the building and construction market. DYLARK resin sales were 44% lower in the first nine months of 2009 versus the same period in 2008 due to weakness in automotive markets, while ARCEL resin sales were 39% lower due to weakness in consumer durables markets.

CORPORATE

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Sep. 30 2009	Sep. 30 2008 (1)	Sep. 30 2009	Sep. 30 2008 (1)
Before-Tax Corporate Items:
Corporate operating costs (1)	$(102)	$(18)	$(204)	$(79)
Stock-based compensation and profit sharing (2)	—	(9)	(35)	(29)
Mark-to-market feedstock derivatives (3)	14	22	28	(95)
IPIC transaction costs (4)	(38)	—	(61)	—
Restructuring	(18)	—	(60)	(5)
Depreciation (1)	(2)	(2)	(5)	(7)
Operating Loss (5)	$(146)	$(7)	$(337)	$(215)

(1)	See Note 1 on page 14 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.
(2)	NOVA Chemicals had three cash-settled, stock-based compensation plans that were marked to market with changes in the value of the common stock price. NOVA Chemicals entered into forward transactions with the intent to neutralize the mark-to-market impact of two of the stock-based compensation plans. All forward transactions were cash settled in the first quarter of 2009 and all stock-based compensation plans were terminated upon closing of the IPIC transaction. Stock-based compensation also included the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.
(3)	NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of Net (Loss) Income and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.
(4)	As a result of the IPIC transaction (see page 1), the Predecessor periods include $38 million and $61 million of transaction costs for the three months and the nine months ended Sep. 30, 2009, respectively. See further discussion below.
(5)	See Supplemental Measures on page 10.

Corporate Operating Costs

Corporate operating costs were $84 million higher during the third quarter of 2009 as compared to the third quarter of 2008 and $125 million higher during the nine months ended Sep. 30, 2009 as compared to the same period last year. The primary reason for the increases in operating costs was increased foreign currency losses on Canadian-denominated liabilities due to a strengthening Canadian dollar of $86 million in the third quarter of 2009 and $129 million during the nine months ended Sep. 30, 2009 as compared to the same periods last year.

Stock-based Compensation and Profit Sharing

Expenses during the nine months ended Sep. 30, 2009, were primarily due to the recognition of stock-based compensation costs for the full vesting of all previously unvested restricted share units upon closing of the IPIC transaction. At closing of the IPIC transaction, outstanding units of the stock-based compensation plans were cancelled by the Company and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions increased in the third quarter of 2009, resulting in an unrealized gain of $14 million ($10 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. NOVA Chemicals recorded a non-cash gain of $22 million ($15 million after-tax) in the third quarter of 2008.

IPIC Transaction Costs

Costs incurred by NOVA Chemicals during the third quarter 2009 include $38 million for financial advisor fees and other related transaction costs triggered by the change in control of NOVA Chemicals on July 6, 2009.

Restructuring

With the IPIC transaction complete, previously planned restructuring activities for workforce reductions in the Corporate and Olefins/Polyolefins business units were resumed. Total restructuring charges in the third quarter of 2009 were $18 million ($14 million after-tax). Refer to Note 6 on page 19 for details of restructuring charges for all periods presented.

IFRS Changeover Plan

NOVA Chemicals has provided a qualitative assessment of its International Financial Reporting Standards (IFRS) convergence plan at Dec. 31, 2008, in the 2008 Annual Report MD&A on page 63. There were no further changes to this plan during the first nine months of 2009. The Company will continue to investigate the impact of IFRS convergence throughout the remainder of 2009.

Capitalization, Liquidity and Cash Flow

Capitalization

(millions of U.S. dollars)	Sep. 30 2009	Dec. 31 2008
Net current debt (1)	$802	$333
Long-term debt	819	1,270
Less: cash and cash equivalents	(91)	(74)

Total debt, net of cash, cash equivalents, and restricted cash	$1,530	$1,529

Total shareholders’ equity	$1,756	$895

Quarterly decrease in debt, net of cash (2)	$298	$140

(1)	Equals long-term debt due within one year and bank loans, less restricted cash. See Supplemental Measures on page 10.
(2)	Benchmarked against the previous applicable quarter.

Liquidity

Liquidity is defined as total available revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the third quarter of 2009 was $308 million, up from $244 million at the end of the second quarter of 2009.

NOVA Chemicals had five revolving credit facilities totaling $765 million as of Sep. 30, 2009 ($683 million as of Dec. 31, 2008). As of Sep. 30, 2009 and Dec. 31, 2008, NOVA Chemicals had utilized $544 million and $184 million of its revolving credit facilities, respectively (of which $47 million and $40 million, respectively, was in the form of letters of credit). All of the revolving credit facilities mature during March 2010 (see Note 4 on page 18). NOVA Chemicals expects that during the fourth quarter of 2009, it will (i) amend and restate its $350 million syndicated secured revolving credit facility and extend the term thereof for three years and (ii) amend its three bilateral credit facilities so that they will mature in accordance with their original maturity dates. Effective Oct. 15, 2009, the undrawn $150 million facility was terminated.

On Oct. 16, 2009, NOVA Chemicals issued $350 million of 8.375% senior notes due 2016 at an issue price of 99.34%, and $350 million of 8.625% senior notes due 2019 at an issue price of 99.168%. The 2016 notes and 2019 notes have an effective yield to maturity of 8.5% and 8.75%, respectively. Net proceeds from the offering were $681 million (after deducting discounts of $5 million and fees of $14 million). The net proceeds were used to repay $242 million outstanding under the Company’s $350 million secured revolving credit facility and $254 million outstanding under NOVA Chemicals’ bilateral credit facilities. The remaining cash balance of $185 million will be used to repay the total return swap when it terminates in March 2010 and for general corporate purposes. The notes were made available in a private offering that was exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) and were offered only to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. NOVA Chemicals has agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) within 90 days after the issuance of the notes relating to a registered offer to exchange the notes for substantially identical notes and cause such registration statement to be declared effective within 180 days after the notes were issued. Under existing SEC interpretations, subject to certain requirements, the exchange notes will be freely transferable by holders of such notes other than affiliates of the Company.

Prior to July 6, 2009, IPIC provided the Company with $350 million of interim debt financing that was converted into common equity at the closing of the IPIC transaction. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus. NOVA Chemicals removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of NOVA Chemicals issued and outstanding common shares for $499 million.

The $350 million secured revolving credit facility, the total return swap and NOVA Chemicals’ accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling 12-month basis.

During the second quarter of 2009, NOVA Chemicals negotiated the following amendments to the financial covenants:

•	removing the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009; and

•

adding a minimum consolidated cash flow covenant which requires NOVA Chemicals to maintain consolidated cash flow, based on a calculation as determined in the loan agreement, that is positive for the quarter ending June 30, 2009, and that is not less than $50 million for each of the quarters ending Sep. 30, 2009 and Dec. 31, 2009, and that the minimum consolidated cash flow required can be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions made on July 6, 2009 discussed above). NOVA Chemicals was in compliance with this covenant at Sep. 30, 2009.

All lenders party to NOVA Chemicals’ revolving credit facilities, the total return swap and NOVA Chemicals’ accounts receivable securitization programs gave their consent to the change of control effective July 6, 2009 upon closing of the IPIC transaction.

NOVA Chemicals has $130 million ($190 million at December 31, 2008) in accounts receivable programs that expire in February 2010. The balances as of Sep. 30, 2009 and Dec. 31, 2008, were $119 million and $175 million, respectively. NOVA Chemicals does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity. NOVA Chemicals expects to enter into a new accounts receivable securitization program during the fourth quarter of 2009 to replace its existing programs.

The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €120 million European program. NOVA Chemicals’ 50% share of the balances as of Sep. 30, 2009 and Dec. 31, 2008, were $24 million and $27 million, respectively, under the North American program and €24 million and €25 million, respectively, under the European program.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its crude oil feedstock purchases. In the third quarter of 2009, the Company recorded a $2 million net after-tax loss on realized positions compared to a net after-tax loss of $8 million in the third quarter of 2008.

Mark-to-market adjustments related to the change in the value of open feedstock positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 7 for more details.

Summary Quarterly Financial Information

	Three Months Ended
	2009			2008				2007
(millions of U.S. dollars)	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Revenue	$1,103	$1,005	$818	$1,153	$2,088	$2,213	$1,912	$1,795
Operating (loss) income (1)	$(29)	$(49)	$(120)	$(315)	$191	$70	$110	$114
Net (loss) income	$(52)	$(83)	$(123)	$(212)	$100	$20	$52	$126

(1)	See Supplemental Measures on page 10.

Changes in Net Income

(millions of U.S. dollars)	Q3 2009 Compared to Q3 2008	First Nine Months 2009 Compared to First Nine Months 2008
Lower operating margin (1)	$(101)	$(356)
Lower research and development	3	9
Higher selling, general and administrative	(20)	(44)
Higher restructuring charges	(18)	(55)
Higher foreign exchange losses	(81)	(121)
Higher depreciation and amortization	(3)	(2)
Lower (higher) interest expense	2	(9)
Higher net gains and (losses)	8	8
Lower income tax expense	58	140

Decrease in net income	$(152)	$(430)

(1)	Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives), see page 7.

Net income for the third quarter of 2009 and the nine months ended Sep. 30, 2009 was lower than the third quarter of 2008 and the nine months ended Sep. 30, 2008, respectively due to weak economic and business conditions which resulted in lower selling prices and sales volumes that more than offset lower feedstock and operating costs. Higher foreign exchange losses due to a strengthening Canadian dollar on Canadian-denominated liabilities also contributed to the decrease.

Selling, general and administrative costs were $20 million higher in the third quarter of 2009 as compared to the third quarter of 2008 and $44 million higher during the first nine months of 2009 as compared to the first nine months of 2008 primarily due to financial advisor and legal fees of $23 million incurred with respect to the IPIC transaction during the third quarter of 2009 and $23 million incurred during the first quarter of 2009.

Restructuring charges were higher in the third quarter of 2009 and the first nine months of 2009 as compared to the same periods in 2008. With the IPIC transaction complete, previously planned restructuring activities, including workforce reductions in the Corporate and Olefins/Polyolefins business units were resumed, resulting in third quarter 2009 restructuring charges of $18 million.

Also contributing to the increased restructuring charges during the first nine months of 2009 was NOVA Chemicals’ decision to exit the DYLARK engineering resin business during the second quarter of 2009.

Interest expense during the first nine months of 2009 was $9 million higher as compared to the first nine months of 2008 primarily due to additional amortization expense of debt issue costs as a result of amendments, additional financings completed in the first and second quarters, and debt advisory fees recorded in the first quarter of 2009.

Income tax expense was $58 million lower in the third quarter and $140 million lower in the nine months ended Sep. 30, 2009 compared to the same periods last year due to the decrease in net income before taxes.

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to readers because the information is an appropriate measure for evaluating NOVA Chemicals operating performance. Internally, the Company uses this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

•	Operating (Loss) Income – defined on page 1, assists readers in analyzing NOVA Chemicals’ income (loss) from operations.

Reconciliation of Operating (Loss) Income to Consolidated Net (Loss) Income	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	Sep. 30 2009	Sep. 30 2008 (1)	Sep. 30 2009	Sep. 30 2008 (1)
Operating income (loss)	$(29)	$191	$(198)	$371
Interest expense (net)	(37)	(39)	(131)	(122)
Other gains (losses)	7	(1)	6	(2)
Income tax recovery (expense)	7	(51)	65	(75)

Net (loss) income	$(52)	$100	$(258)	$172

(1)	Prior periods have been restated due to the adoption of CICA 3064 in the first quarter of 2009.

•

Operating Income from the Businesses – represents operating income from the Olefins/Polyolefins, INEOS NOVA JV and Performance Styrenics business units. This measure highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.

•	Net Current Debt – equals long-term debt due within one year and bank loans, less restricted cash.

•

Consolidated Cash Flow – equals consolidated net (loss) income, plus interest expense, income taxes and depreciation and amortization, less all non-cash items. This measure excludes any extraordinary gains and losses (including gains and losses resulting from the sale of assets) and excludes the INEOS NOVA JV. This measure is provided to assist readers in calculating NOVA Chemicals’ debt covenant.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net (Loss) Income

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
(unaudited, millions of U.S. dollars)	July 6– Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6– Sep. 30 2009	Jan. 1–July 5 2009	Sep. 30 2008
			(restated – See Note 1)			(restated – See Note 1)
Revenue	$1,055	$48	$2,088	$1,055	$1,871	$6,213
Feedstock and operating costs (excluding depreciation)	819	71	1,774	819	1,683	5,433
Research and development	10	—	13	10	20	39
Selling, general and administrative	42	23	45	42	171	169
Restructuring (Note 6)	18	—	—	18	42	5
Foreign exchange loss (gain)	82	(1)	—	82	39	—
Depreciation and amortization	68	—	65	68	130	196

	1,039	93	1,897	1,039	2,085	5,842

Operating income (loss)	16	(45)	191	16	(214)	371

Interest expense, net (Note 5)	(37)	—	(39)	(37)	(94)	(122)
Other gains (losses), net	—	7	(1)	—	6	(2)

	(37)	7	(40)	(37)	(88)	(124)

(Loss) income before income taxes	(21)	(38)	151	(21)	(302)	247
Income tax (recovery) expense (Note 7)	(2)	(5)	51	(2)	(63)	75

Net (loss) income	$(19)	$(33)	$100	$(19)	$(239)	$172

Notes to the Consolidated Financial Statements appear on pages 14 to 24.

Consolidated Balance Sheets

	Successor	Predecessor
(unaudited, millions of U.S. dollars)	Sep. 30 2009	Dec. 31 2008
Assets
Current assets
Cash and cash equivalents	$91	$74
Accounts receivable	344	290
Inventories (Note 3)	531	529
Prepaid expenses and other assets	39	34
Future income taxes	—	68
Restricted cash (Note 4)	—	49

	1,005	1,044
Intangible assets, net	100	—
Other non-current assets	160	155
Property, plant and equipment, net	3,980	2,808

	$5,245	$4,007

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$1	$2
Accounts payable and accrued liabilities	583	781
Future income taxes	6	—
Long-term debt due within one year (Note 4)	801	380

	1,391	1,163
Long-term debt (Note 4)	819	1,270
Future income taxes	840	377
Deferred credits and long-term liabilities	439	302

	3,489	3,112
Shareholders’ equity
Common shares	849	508
Contributed surplus	918	25
Deficit	(19)	(100)
Accumulated other comprehensive income	8	462

	1,756	895

	$5,245	$4,007

Notes to the Consolidated Financial Statements appear on pages 14 to 24.

Consolidated Statements of Cash Flows

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
(unaudited, millions of U.S. dollars)	July 6–Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6–Sep. 30 2009	Jan. 1–July 5 2009	Sep. 30 2008
			(restated – See Note 1)			(restated – See Note 1)
Operating activities
Net (loss) income	$(19)	$(33)	$100	$(19)	$(239)	$172
Depreciation and amortization	68	—	65	68	130	196
Future income tax (recovery) expense	(5)	(4)	7	(5)	6	(45)
Unrealized (gain) loss on derivatives	(22)	8	(22)	(22)	(6)	95
Amortization of bond discounts	6	—	—	6	—	—
Asset write-downs	—	—	—	—	17	—
Unrealized foreign exchange loss	74	—	—	74	45	—
Other (gains) losses	—	(7)	1	—	(6)	2
Stock option expense	—	—	1	—	—	2

	102	(36)	152	102	(53)	422

Changes in non-cash working capital:
Accounts receivable	42	45	204	42	(83)	78
Inventories	(44)	—	61	(44)	44	(103)
Other current assets	1	—	1	1	(5)	(1)
Accounts payable and accrued liabilities	(78)	(33)	(312)	(78)	(133)	(214)

	(79)	12	(46)	(79)	(177)	(240)

Changes in other assets and liabilities	(61)	(5)	17	(61)	(27)	(17)

Cash flow (used in) from operating activities	(38)	(29)	123	(38)	(257)	165

Investing activities
Property, plant and equipment additions	(23)	—	(37)	(23)	(41)	(116)
Turnaround costs, long-term investments and other assets	(6)	—	(30)	(6)	(9)	(40)

Cash flow used in investing activities	(29)	—	(67)	(29)	(50)	(156)

Financing activities
Decrease in current bank loans	—	—	—	—	(2)	—
Long-term debt additions	—	200	—	—	201	1
Long-term debt repayments	(202)	—	(126)	(202)	(252)	(128)
(Decrease) increase in revolving debt facilities	(240)	6	85	(240)	546	97
Common shares issued	350	—	1	350	—	3
Common share dividends	—	—	(7)	—	(7)	(24)

Cash flow (used in) from financing activities	(92)	206	(47)	(92)	486	(51)

Decrease in cash and cash equivalents due to exchange rates	—	—	—	—	(3)	—

(Decrease) increase in cash and cash equivalents	(159)	177	9	(159)	176	(42)
Cash and cash equivalents, beginning of period	250	73	67	250	74	118

Cash and cash equivalents, end of period	$91	$250	$76	$91	$250	$76

Cash tax payments, net of refunds	$(7)	$—	$35	$(7)	$(28)	$55
Cash interest payments	$41	$—	$44	$41	$80	$127

Notes to the Consolidated Financial Statements appear on pages 14 to 24.

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, millions of U.S. dollars)	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
	July 6– Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6– Sep. 30 2009	Jan. 1– July 5 2009	Sep. 30 2008
			(restated – See Note 1)			(restated – See Note 1)
Common shares
Balance at beginning of period	$508	$508	$507	$508	$508	$505
Common shares issued	350	—	1	350	—	3
Push-down adjustment (Note 2)	(9)	—	—	(9)	—	—

Balance at end of period	$849	$508	$508	$849	$508	$508

Contributed surplus
Balance at beginning of period	$27	$27	$24	$27	$25	$27
Push-down adjustment (Note 2)	879	—	—	879	—	—
Forgiveness of IPIC fees/interest (Note 2)	12	—	—	12	—	—
Contribution of post-retirement plans to INEOS NOVA (Note 8)	—	—	—	—	—	(4)
Stock option compensation cost	—	—	—	—	—	1
Other	—	—	—	—	2	—

Balance at end of period	$918	$27	$24	$918	$27	$24

Reinvested (deficit) earnings
Balance at beginning of period	$(327)	$(294)	$26	$(327)	$(100)	$(68)
Push-down adjustment (Note 2)	327	—	—	327	—	—
Net (loss) income	(19)	(33)	100	(19)	(239)	172
Changes in accounting standards:
Adoption of inventory full costing (1)	—	—	—	—	—	39
Adoption of EIC-173 (Note 1)	—	—	—	—	12	—
Common share dividends	—	—	(7)	—	—	(24)

Balance at end of period	$(19)	$(327)	$119	$(19)	$(327)	$119

Accumulated other comprehensive income
Balance at beginning of period	$466	$466	$587	$466	$462	$608
Push-down adjustment (Note 2)	(466)	—	—	(466)	—	—
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	8	—	(99)	8	4	(120)

Balance at end of period	$8	$466	$488	$8	$466	$488

Total shareholders’ equity	$1,756	$674	$1,139	$1,756	$674	$1,139

Common shares
Balance at beginning of period	83,160,889	83,160,889	83,140,439	83,160,889	83,160,889	83,054,528
Common shares issued	58,333,333	—	20,450	58,333,333	—	106,361

Balance at end of period	141,494,222	83,160,889	83,160,889	141,494,222	83,160,889	83,160,889

(1)	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax).

Notes to the Consolidated Financial Statements appear on pages 14 to 24.

Consolidated Statements of Comprehensive (Loss) Income

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
(unaudited, millions of U.S. dollars)	July 6– Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6– Sep. 30 2009	Jan. 1– July 5 2009	Sep. 30 2008
			(restated – See Note 1)			(restated – See Note 1)
Net (loss) income	$(19)	$(33)	$100	$(19)	$(239)	$172
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	8	—	(99)	8	4	(120)

Comprehensive (loss) income	$(11)	$(33)	$1	$(11)	$(235)	$52

Notes to the Consolidated Financial Statements appear on pages 14 to 24.

Notes to Consolidated Financial Statements

(unaudited, millions of U.S. dollars, unless otherwise noted)

These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals’ annual Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2008.

On Feb. 23, 2009, NOVA Chemicals entered into an Arrangement Agreement with International Petroleum Investment Company (IPIC) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals by way of a plan of arrangement (the Arrangement) under the Canada Business Corporations Act, and pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of the issued and outstanding common shares of NOVA Chemicals for $6.00 per share in cash. NOVA Chemicals common shares were delisted from the NYSE and TSX on July 6, 2009. The purchase price of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, was approximately $2.8 billion. NOVA Chemicals elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities which resulted in the Company’s assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, NOVA Chemicals applied for the first time and prospectively, the principles of CICA 1582, Business Combinations, in connection with push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective estimated fair values on July 6, 2009. All fair value adjustments are provisional pending completion of valuations to support the fair values of NOVA Chemicals assets and liabilities as of July 6, 2009, and are subject to change. Although NOVA Chemicals continues as the same legal entity after the IPIC acquisition, the accompanying consolidated balance sheets, statements of net (loss) income, cash flows, changes in shareholders’ equity and statements of comprehensive (loss) income are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding the IPIC acquisition. These separate periods are presented to reflect the new accounting basis established for NOVA Chemicals as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects equity contributions from IPIC. See Note 2 for further disclosure of the IPIC acquisition.

1.	Significant Accounting Policies

These interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2008, on pages 83 to 92 of the 2008 Annual Report, except as follows.

NOVA Chemicals periodically reviews the estimated useful lives of property, plant and equipment and makes adjustments when appropriate. During July 2009, NOVA Chemicals reassessed the remaining useful lives of its plant and equipment which resulted in increasing the majority of the estimated useful lives to 20 years. Depreciation expense recorded during the third quarter of 2009 based on revalued property, plant and equipment and revised estimated useful lives was $25 million lower than if original estimated useful lives were retained.

Certain comparative figures have been restated to conform with the current periods’ presentation.

Description	Date of adoption	Impact
Canadian GAAP

Further amendment to CICA 3855, Financial Instruments – Recognition and Measurement, provide that impairment assessment of held-to-maturity investments and the resulting accounting for that impairment follow Section CICA 3025, Impaired Loans, for guidance.	Sep. 30, 2009	No material impact; however this guidance may impact potential future impairment assessments for held-to-maturity investments

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3855, Financial Instruments – Recognition and Measurement, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefore, including the revaluation of assets and liabilities. As a result of the IPIC transaction, NOVA Chemicals early adopted these standards.	Jan. 1, 2009	See Note 2 for the impact of the IPIC acquisition under CICA 1582 and CICA 1625; No material impact from CICA 1601 and CICA 1602; however this guidance may impact potential future business transactions

Description	Date of adoption	Impact
Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	NOVA Chemicals’ adoption of IFRS on Jan. 1, 2011 will not qualify as an accounting change under CICA 1506

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract. Retrospective application with restatement of prior periods is permitted but not required.	Mar. 31, 2009	Resulted in a one-time credit to opening retained earnings on Jan. 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax)

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage and CICA 1000, Financial Statement Concepts. The standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under former Canadian standards, more items were recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	See discussion below

NOVA Chemicals adopted CICA 3064 on Jan. 1, 2009. Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at Dec. 31, 2007 was to decrease Other non-current assets by $40 million, decrease Future income tax liability by $11 million, decrease Accumulated other comprehensive income by $4 million and increase Reinvested deficit by $25 million. The after-tax impact to the net income in the third quarter of 2008 was a $2 million benefit.

The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Reinvested deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net income for the nine months ended Sep. 30, 2008	166	6	172
Other changes during the nine months ended Sep. 30, 2008	15	—	15

Reinvested earnings (deficit) at Sep. 30, 2008	$138	$(19)	$119

Accumulated other comprehensive income (loss) at Sep. 30, 2008	$490	$(2)	$488

Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

Reinvested earnings (deficit) at June 30, 2008	$47	$(21)	$26
Net income for the three months ended Sep. 30, 2008	98	2	100
Other changes during the three months ended Sep. 30, 2008	(7)	—	(7)

Reinvested earnings (deficit) at Sep. 30, 2008	$138	$(19)	$119

Accounting Standards and Interpretations Not Yet Adopted

Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after Sep. 30, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals accounting policies or on the presentation of the Consolidated Financial Statements are amendments to CICA 3855, Financial Instruments – Recognition and Measurement, which provide guidance on application of the effective interest method; and amendments to CICA 3862, Financial Instruments – Disclosures, which require enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets or liabilities. The amendments are not required to be adopted by NOVA Chemicals until January 2010 and December 2009, respectively, and are currently being evaluated.

In February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS will be required for interim and annual financial statements in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current GAAP for listed companies and other profit-oriented enterprises that are responsible to large or diverse groups of stakeholders. Companies will be required to provide one year of comparative data in accordance with IFRS.

During 2008, NOVA Chemicals established a project team to develop its IFRS changeover plan. A number of sub-teams were formed to begin the diagnostic phase of the project. The diagnostic phase includes the assessment of differences between Canadian GAAP and IFRS; options available under IFRS; potential system changes required; and effects on internal controls and processes. The Company will continue to investigate the impact of IFRS convergence in 2009 and has provided disclosure of its convergence plan and anticipated effects of IFRS on its financial statements, on a qualitative basis, in its 2008 annual MD&A on page 63 of its 2008 annual report.

2.	IPIC Acquisition

As discussed on page 14, on July 6, 2009, IPIC acquired 100% of NOVA Chemicals outstanding common shares for consideration of $6.00 per share. NOVA Chemicals elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities and as a result, these interim consolidated financial statements have been prepared to reflect the purchase price adjustments arising from this transaction. The IPIC acquisition has been accounted for in accordance with CICA 1582. The effects of these provisional adjustments on each of the Company’s major classes of assets, liabilities and shareholders’ equity accounts are as follows:

(millions of U.S dollars)	July 6, 2009 before push-down adjustment	Push-down adjustments			IPIC additional equity contribution			July 6, 2009 adjusted
Assets
Current assets
Cash and cash equivalents	$250	$—			$—			$250
Accounts receivable	376	—			—			376
Inventories	486	4	(a	)	—			490
Prepaid expenses and other assets	37	—			—			37
Future income taxes	19	(19)	(a	)	—			—

	1,168	(15)			—			1,153
Intangibles	—	101	(a	)	—			101
Other non-current assets	180	(84)	(a	)	—			96
Future income taxes	4	(4)	(a	)	—			—
Property, plant and equipment, net	2,714	1,296	(a	)	—			4,010

	$4,066	$1,294			$—			$5,360

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$1	$—			$—			$1
Accounts payable and accrued liabilities	657	11	(a	)	(17)	(c	)	651
Future income taxes	1	12	(a	)	—			13
Long-term debt due within one year	980	—			(350)	(c	)	630

	1,639	23			(367)			1,295
Long-term debt	1,129	(106)	(a	)	—			1,023
Future income taxes	336	497	(a	)	5	(c	)	838
Deferred credits and long-term liabilities	288	149	(a	)	—			437

	3,392	563			(362)			3,593
Shareholders’ equity
Common shares	508	(9)	(b	)	350	(c	)	849
Contributed surplus	27	879	(b	)	12	(c	)	918
Reinvested (deficit) earnings	(327)	327	(b	)	—			—
Accumulated other comprehensive income	466	(466)	(b	)	—			—

	674	731			362			1,767

	$4,066	$1,294			$—			$5,360

(a)	The revaluation adjustment arising from the application of push-down accounting based on the fair value of NOVA Chemicals assets and liabilities is classified to Contributed surplus. Future income taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable. Tax rates range between 10% and 39% and valuation allowances are applied as necessary. The tax bases of the Company’s assets and liabilities did not change as a result of the IPIC acquisition or the application of push-down accounting.

(b)

Reclassification of previously issued common shares, retained earnings and accumulated other comprehensive income on application of push-down accounting. NOVA Chemicals removed the balance in common shares of $508 million as of July 6,

2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of NOVA Chemicals issued and outstanding common shares for $499 million.

(c)	IPIC converted $350 million of interim debt financing to common shares at closing of the acquisition. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus.

This allocation is provisional pending completion of the valuations and is subject to change. The final valuation will be based on the actual net tangible and intangible assets that existed as of the closing date of the IPIC transaction. Any final adjustments will change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the consolidated financial statements as of Sep. 30, 2009, including a change to contributed surplus. In accordance with CICA 1582, the $906 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

Acquired trade receivables

The fair value of trade receivables acquired by IPIC on July 6, 2009 is $376 million ($392 – gross contractual amounts receivable, less $16 million estimated contractual cash flows not expected to be collected).

Intangible assets

NOVA Chemicals identified intangible assets of $83 million and favorable third-party supply contracts of $18 million. All identified intangible assets were determined by management to have finite lives and include licenses and technology with estimated remaining useful lives ranging from 11 – 20 years. None of the identified intangible assets are expected to have a residual value at the end of their respective useful lives and are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the Successor period ended Sep. 30, 2009 was $1 million.

Favorable/Unfavorable third-party contracts

Favorable third-party supply contracts and unfavorable third party sales contracts were recorded at fair value and are being amortized on a straight-line basis over the remaining contract terms, which range between 6 – 10 years.

Property, plant and equipment

Property, plant and equipment was recorded at fair value. Property, plant and equipment is being amortized on a straight-line basis over the following estimated useful lives:

Land	Indefinite life
Plant and equipment	4 – 20 years
Non-facility equipment	3 – 20 years
Capital leases	10 years

Pension plans

In accordance with push-down accounting requirements, accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets.

Deferred gains

Deferred gains represent amounts realized on the sale of certain investments and other long-term assets that were being amortized as adjustments to Feedstock and operating costs. IPIC has not assumed any obligation at the close of the acquisition with respect to the deferred gain balances, therefore they were removed from the balance sheet on July 6, 2009.

Long-term debt

NOVA Chemicals senior notes were valued based on market prices on July 6, 2009. The fair value adjustments for all other long-term debt were not material. The Company also removed all long-term debt transaction costs which were included in both Other non-current assets and Long-term debt on the consolidated balance sheet.

3.	Inventories

The amount of inventory costs included in Feedstock and operating costs and Depreciation and amortization during the three months ended Sep. 30, 2009 and Dec. 31, 2008, was $0.9 billion and $1.4 billion, respectively.

4.	Long-Term Debt

(millions of U.S. dollars, unless otherwise noted)	Maturity		Successor Sep. 30 2009	Predecessor Dec. 31 2008
Revolving credit facilities	2010	(1)	$497	$143
Unsecured debentures and notes
$250 Canadian	2010	(2)	$226	$204
$400	2012	(2)	376	400
$400	2013	(2)	339	400
$100	2025	(2)	76	100

			$1,017	$1,104
Medium-term notes	2009		—	250
Preferred shares	2010	(3)	75	126
Other unsecured debt	2009-2020		31	34
Transaction costs and other			—	(7)

Total			$1,620	$1,650
Less long-term debt due within one year			(801)	(380)

Long-term debt			$819	$1,270

(1)	Five facilities totaling $765 million: $150 million due Mar. 31, 2010, $350 million ($346 million available) due Mar. 31, 2010, $100 million due Mar. 31, 2010, $65 million due Mar. 20, 2010, and $100 million (tranches: $30 million due Mar. 20, 2010; $30 million and $40 million, due Mar. 31, 2010). Effective Oct. 15, 2009, the undrawn $150 million facility was terminated.
(2)	Callable at the option of the Company at any time.
(3)	NOVA Chemicals posted $52 million cash collateral as of Feb. 22, 2009 ($45 million as of Dec. 31, 2008 included in Restricted cash on the consolidated balance sheets, plus $7 million provided from Jan. 1, 2009 through Feb. 22, 2009), $51 million was applied to the $126 million equity notional amount to reduce the equity notional amount to $75 million. The remaining $1 million cash collateral was returned to NOVA Chemicals.

On Oct. 16, 2009, NOVA Chemicals issued $350 million of 8.375% senior notes due 2016 at an issue price of 99.34%, and $350 million of 8.625% senior notes due 2019 at an issue price of 99.168%. The 2016 notes and 2019 notes have an effective yield to maturity of 8.5% and 8.75%, respectively. Net proceeds from the offering were $681 million (after deducting discounts of $5 million and fees of $14 million). The net proceeds were used to repay $242 million outstanding under the Company’s $350 million secured revolving credit facility and $254 million outstanding under NOVA Chemicals bilateral credit facilities. The remaining cash balance of $185 million will be used to repay the total return swap when it terminates in March 2010 and for general corporate purposes. The notes were made available in a private offering that was exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) and were offered only to “qualified institutional buyers” as defined in Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. NOVA Chemicals has agreed to file a registration statement with the Securities and Exchange Commission (“SEC”) within 90 days after the issuance of the notes relating to a registered offer to exchange the notes for substantially identical notes and cause such registration statement to be declared effective within 180 days after the notes were issued. Under existing SEC interpretations, subject to certain requirements, the exchange notes will be freely transferable by holders of such notes other than affiliates of the Company.

Prior to July 6, 2009, IPIC provided the Company with $350 million of interim debt financing that was converted into common equity at the closing of the IPIC Transaction. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus. NOVA Chemicals removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of NOVA Chemicals issued and outstanding common shares for $499 million.

The $350 million secured revolving credit facility, the total return swap and NOVA Chemicals’ accounts receivable securitization programs are governed by financial covenants which require quarterly compliance. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1 computed on a rolling 12-month basis.

During the second quarter of 2009, NOVA Chemicals negotiated the following amendments to the financial covenants:

•	removing the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009; and

•

adding a minimum consolidated cash flow covenant which requires NOVA Chemicals to maintain consolidated cash flow, based on a calculation as determined in the loan agreement, that is positive for the quarter ending June 30, 2009, and that is not less than $50 million for each of the quarters ending Sep. 30, 2009 and Dec. 31, 2009, and that the minimum consolidated cash flow required can be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions made on July 6, 2009 discussed above). NOVA Chemicals was in compliance with this covenant at Sep. 30, 2009.

All lenders party to NOVA Chemicals’ revolving credit facilities, the total return swap and NOVA Chemicals’ accounts receivable securitization programs gave their consent to the change of control effective July 6, 2009 upon closing of the IPIC transaction.

5.	Interest Expense

Components of interest expense	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
	July 6–Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6–Sep. 30 2009	Jan. 1–July 5 2009	Sep. 30 2008
Interest on long-term debt	$28	$—	$31	$28	$73	$98
Interest on securitizations and other	10	—	10	10	25	30

Gross interest expense	38	—	41	38	98	128
Interest income	(1)	—	(2)	(1)	(4)	(6)

Interest expense, net	$37	$—	$39	$37	$94	$122

6.	Restructuring Charges

In the third quarter of 2009, NOVA Chemicals recorded $18 million before-tax ($14 million after-tax) of restructuring charges as follows:

•

$18 million of severance and other employee related costs due to restructuring activities across the Company, $1 million of the severance and other employee related costs have been paid. All of the third quarter restructuring charges were incurred by the Successor.

In the second quarter of 2009, NOVA Chemicals recorded $34 million before-tax ($34 million after-tax) of restructuring charges as follows:

•

$31 million related to NOVA Chemicals’ decision to exit the DYLARK engineering resin business. The restructuring charge included a $17 million impairment charge related to the DYLARK resin business unit assets, $3 million for severance and other employee related costs, and $11 million for other related exit costs. As of Sep. 30, 2009, $2 million of the severance and other employee related costs have been paid;

•	$2 million of severance costs related to the continued restructuring of NOVA Chemicals’ Performance Styrenics segment; and

•	$1 million for a pension plan settlement charges incurred by the INEOS NOVA joint venture.

In the first quarter of 2009, NOVA Chemicals recorded $8 million before-tax ($8 million after-tax) of restructuring charges as follows:

•

$8 million of severance and other employee related costs related to Performance Styrenics restructuring which is intended to strengthen the business and reduce fixed costs by 40%. As of Sep. 30, 2009, $5 million of the severance costs have been paid to employees.

There were no restructuring charges in the third quarter of 2008.

In the second quarter of 2008, NOVA Chemicals recorded $5 million before-tax ($4 million after-tax) of restructuring charges as follows:

•

$3 million of severance and other employee costs related to the elimination of approximately 24 information technology positions in North America. As of Sep. 30, 2009, $2 million of the severance costs have been paid to employees;

•

$2 million related to actions taken by the INEOS NOVA joint venture, including $1 million of severance costs related to reductions at the Bayport facility and $1 million of other non-cash restructuring charges. As of Sep. 30, 2009, none of the severance costs have been paid to employees.

There were no restructuring charges in the first quarter of 2008.

7.	Income Taxes

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
	July 6–Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6–Sep. 30 2009	Jan. 1–July 5 2009	Sep. 30 2008
			(restated – See Note 1)			(restated – See Note 1)
(Loss) income before income taxes	$(21)	$(38)	$151	$(21)	$(302)	$247
Statutory income tax rate	29.0%	29.0%	29.5%	29.0%	29.0%	29.5%

Computed income tax (recovery) expense	$(6)	$(11)	$44	$(6)	$(88)	$73
(Decrease) increase in taxes resulting from:
Permanent difference on capital gains and losses	3	—	—	3	8	—
Foreign tax rates	(1)	1	(2)	(1)	2	(1)
Increase (reduction) in valuation allowance	(4)	6	4	(4)	15	(3)
Other	6	(1)	5	6	—	6

Income tax (recovery) expense	$(2)	$(5)	$51	$(2)	$(63)	$75

8.	Pensions and Other Post-Retirement Benefits

The total defined benefit cost related to pension benefits recognized in each of the three month periods ended Sep. 30, 2009 and Sep. 30, 2008 was $7 million and $6 million, respectively. The total defined benefit cost related to pension benefits recognized during the nine months ended Sep. 30, 2009 and Sep. 30, 2008 was $35 million and $19 million, respectively. The defined benefit cost recognized during the first quarter of 2009 and the second quarter of 2009 includes settlement charges of $8 million and $7 million, respectively, which were triggered by lump-sum distributions.

The total defined benefit cost related to other post-retirement benefits recognized in each of the three month periods ended Sep. 30, 2009 and Sep. 30, 2008 was $2 million and $2 million, respectively. The total defined benefit cost related to other post-retirement benefits recognized during the nine months ended Sep. 30, 2009, and Sep. 30, 2008 was $5 million and $4 million, respectively.

The expected long-term rate of return on plan assets is 7.5% for the nine months ended Sep. 30, 2009 and the nine months ended Sep. 30, 2008.

Employer Contributions

NOVA Chemicals contributed $8 million during the quarter ending Sep. 30, 2009 and $12 million during the quarter ended Sep. 30, 2008, to its defined benefit pension plans. NOVA Chemicals contributed $3 million during the quarter ended Sep. 30, 2009, and $3 million during the quarter ended Sep. 30, 2008, to its defined contribution plans. NOVA Chemicals contributed $26 million and $30 million during the nine months ended Sep. 30, 2009 and Sep. 30, 2008, respectively, to its defined benefit pension plans. NOVA Chemicals contributed $10 million and $11 million during the nine months ended Sep. 30, 2009 and Sep. 30, 2008, respectively, to its defined contribution plans.

For the year ending Dec. 31, 2009, funding for the defined benefit plans is expected to range between $30 and $40 million as employees accrue additional pension benefits and special payments are made to cover the shortfall between assets and obligations. Contributions to defined contribution plans for 2009 are expected to be $12 million.

9.	Segmented Information

Refer to pages 116 and 117 of the Consolidated Financial Statements for the year ended Dec. 31, 2008, in the 2008 Annual Report for the description of each segment and accounting policies for segment reporting. Mark-to-market adjustments on NOVA Chemicals’ open feedstock derivative positions are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

The following tables provide information for each segment.

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
	July 6– Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6– Sep. 30 2009	Jan. 1– July 5 2009	Sep. 30 2008
Revenue
Joffre Olefins	$260	$10	$616	$260	$503	$1,798
Corunna Olefins	266	10	711	266	437	2,162
Polyethylene	382	14	709	382	698	2,028
Performance Styrenics	68	2	114	68	105	363
INEOS NOVA Joint Venture	311	12	549	311	552	1,622
Eliminations	(232)	—	(611)	(232)	(424)	(1,760)

	$1,055	$48	$2,088	$1,055	$1,871	$6,213

Operating (loss) income (1)
Joffre Olefins	$57	$—	$210	$57	$87	$530
Corunna Olefins	(24)	—	(14)	(24)	(78)	(5)
Polyethylene	74	—	42	74	42	96
Performance Styrenics	—	—	(14)	—	(27)	(28)
INEOS NOVA Joint Venture	5	—	(20)	5	6	(19)
Corporate	(101)	(45)	(7)	(101)	(236)	(215)
Eliminations	5	—	(6)	5	(8)	12

Total operating (loss) income	$16	$(45)	$191	$16	$(214)	$371
Interest expense, net	(37)	—	(39)	(37)	(94)	(122)
Other (losses) gains, net	—	7	(1)	—	6	(2)
Income tax recovery (expense)	2	5	(51)	2	63	(75)

Net (loss) income	$(19)	$(33)	$100	$(19)	$(239)	$172

(1)	See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
	July 6– Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008	July 6– Sep. 30 2009	Jan. 1–July 5 2009	Sep. 30 2008
Depreciation and amortization (2)
Joffre Olefins	$39	$—	$16	$39	$33	$49
Corunna Olefins	7	—	15	7	32	47
Polyethylene	17	—	19	17	37	57
Performance Styrenics	3	—	6	3	12	18
INEOS NOVA Joint Venture	—	—	7	—	13	18
Corporate	2	—	2	2	3	7

	$68	$—	$65	$68	$130	$196

(2) See Note 1 for discussion of the prior period restatement due to the adoption of CICA 3064 in the first quarter of 2009.

Capital Spending
Joffre Olefins	$1	$—	$3	$1	$3	$10
Corunna Olefins	5	—	3	5	8	24
Polyethylene	14	—	26	14	24	59
Performance Styrenics	2	—	1	2	3	7
INEOS NOVA Joint Venture	1	—	4	1	3	16

	$23	$—	$37	$23	$41	$116

	Successor	Predecessor
	Sep. 30 2009	Dec. 31 2008
Assets
Joffre Olefins	$2,584	$786
Corunna Olefins	408	1,008
Polyethylene	1,563	944
Performance Styrenics	122	303
INEOS NOVA Joint Venture	261	458
Corporate	312	507
Eliminations	(5)	1

	$5,245	$4,007

10.	Contingencies

NOVA Chemicals is involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow Chemical Canada ULC and its European affiliate concerning the Company’s third ethylene plant. The Company has counterclaimed in the same action for an amount well in excess of the Dow claim. Although management does not believe that the claims against the Company have merit, there can be no assurance on the outcome of any litigation.

11.	Financial Risk Management

Change in Functional Currency

As required by GAAP, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on Sep. 30, 2008 became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

12.	Reconciliation to United States Generally Accepted Accounting Principles

	Three Months Ended			Nine Months Ended
	Successor	Predecessor		Successor	Predecessor
	July 6– Sep. 30 2009	July 1– July 5 2009	Sep. 30 2008 (1)	July 6– Sep. 30 2009	Jan. 1–July 5 2009	Sep. 30 2008 (1)
Net (loss) income in accordance with Canadian GAAP	$(19)	$(33)	$100	$(19)	$(239)	$172
Add (deduct) adjustments for:
Stock-based compensation (2)	—	—	—	—	(1)	(1)

Net (loss) income in accordance with U.S. GAAP	$(19)	$(33)	$100	$(19)	$(240)	$171
Comprehensive (loss) income in accordance with Canadian GAAP	$(11)	$(33)	$1	$(11)	$(235)	$52
Add (deduct) adjustments to Canadian GAAP net income for:
Derivative instruments and hedging Activities (5)	—	—	(1)	—	—	(1)
Stock-based compensation (2)	—	—	—	—	(1)	(1)
Other	—	—	1	—	—	1
Pension liability adjustments (net of tax of $-, $-, $-, $-, $(26) and $3, respectively) (3)	—	—	—	—	(45)	6

Comprehensive (loss) income in accordance with U.S. GAAP	$(11)	$(33)	$1	$(11)	$(281)	$57

	Successor	Predecessor
	Sep. 30 2009	Dec. 31 2008
Accumulated other comprehensive income (loss)
Unrealized gain on translation of self-sustaining foreign operations	$8	$462
Pension liability adjustment (3)	—	(161)

	$8	$301

Balance sheet in accordance with U.S. GAAP (5), (6)
Current assets	$1,005	$1,044
Intangibles and other assets (1)	260	154
Property, plant and equipment, net	3,980	2,808
Current liabilities	(1,391)	(1,163)
Long-term debt	(819)	(1,270)
Deferred income taxes (1), (2), (3), (4)	(820)	(312)
Deferred credits and long-term liabilities (2), (3), (4), (5)	(459)	(515)

Common shareholders’ equity (2), (3)	$1,756	$746

(1)	Start-up Costs. Prior to Jan. 1, 2009, Canadian GAAP provided that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. On Jan. 1, 2009, NOVA Chemicals adopted CICA 3064 (see Note 1), which harmonizes Canadian GAAP and US GAAP in accounting for start-up costs. Prior period have been restated to reflect this change.
(2)	Stock-Based Compensation. Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Compensation – Stock Compensation, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.
(3)	Pension Liability Adjustment. FASB ASC Topic 715, Compensation – Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). As a result of the revaluation due to the IPIC acquisition as discussed in Note 2, all previously unrecognized FASB ASC Topic 715 amounts were recorded on the Canadian GAAP balance sheet, resulting in no Canadian GAAP/U.S. GAAP differences at Sep. 30, 2009. In the future, differences are expected. During the nine months ended Sept. 30, 2008, NOVA Chemicals decreased its FASB ASC Topic 715 pension and post-retirement liability as a result of transferring certain pension plans to INEOS NOVA, by $9 million, resulting in a credit of $6 million (net of tax) to other comprehensive income.
(4)

Income Taxes. FASB ASC Section 740-10-25, Income Taxes – Overall – Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequacy and during the first quarter of 2009, the reserve was increased by $1 million to $20 million. During the second and third quarters of 2009 and first nine months of 2008, no changes to the liability for uncertain tax positions was necessary. It is NOVA Chemicals’ policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Sept. 30, 2009, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

(5)	Derivative Instruments and Hedging Activities. CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP FASB ASC Topic 815, Derivatives and Hedging, by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian GAAP and U.S. GAAP. U.S. GAAP FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB ASC paragraph 820-10-65-2, Fair Value Measurements and Disclosures – Overall – Transition and Open Effective Date Information, was issued to clarify the application of FASB ASC Topic 820. In particular, FASB ASC Topic 820 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC-173 in January 2009 which harmonized this aspect of FASB ASC Topic 820 with Canadian GAAP. Because EIC-173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference existed at Dec. 31, 2008. As a result, the Company recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by FASB ASC Topic 820.
(6)	Joint Ventures. NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals’ net income (loss) or shareholders’ equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

Description	Date of adoption	Impact
US GAAP – New accounting pronouncements

FASB ASC Subtopic 105-10, Generally Accepted Accounting Principles – Overall, establishes the FASB Accounting Standards Codification (“ASC”) as the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities.	Sep. 30, 2009	No material impact; does not change GAAP

Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value, provides clarification on methodology required to measure fair value in certain circumstances in which a quoted market price in an inactive market for the identical liability is not available. Also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents transfer of the liability. Lastly, also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted market price for the identical liability when traded as an asset in an active market when no adjustments to the quoted market price of the asset are required are Level 1 fair value measurements.	Sep. 30, 2009	NOVA adopted this standard in connection with the push-down accounting treatment used for the IPIC transaction. See impact to long-term debt in Note 2.

FASB ASC Subtopic 855-10, Subsequent Events – Overall, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Subtopic sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Subtopic should not result in significant changes in the subsequent events that an entity reports – either through recognition or disclosure – in its financial statements.	June 30, 2009	No material impact

FASB ASC paragraph 820-10-65-4, Fair Value Measurements and Disclosures – Overall – Transition and Open Effective Date Information, provides additional guidance for estimating fair value in accordance with FASB ASC Topic 820 and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This paragraph must be applied prospectively.	Effective for interim and annual reporting periods ending after June 15, 2009	No material impact; however this paragraph could impact future periods

Description	Date of adoption	Impact

FASB ASC paragraph 320-10-65-1, Investments-Debt and Equity Securities – Overall – Transition and Open Effective Date Information, amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This paragraph does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.	Effective for interim and annual reporting periods ending after June 15, 2009	No material impact

FASB ASC Section 805-10-65, Business Combinations – Overall – Transition and Open Effective Date Information, to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. This Section retains the fundamental requirements that the acquisition method of accounting (formerly called the purchase method) be used for all business combinations and for the acquirer to be identified for each business combination. This Section improves reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of financial statements. To achieve this goal, this Section requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination.	Effective for business combinations for which the acquisition date is on or after Jan. 1, 2009	NOVA adopted this standard in connection with the push-down accounting treatment used for the IPIC transaction. See Note 2 for the impact of the IPIC acquisition; no Canadian GAAP versus U.S. GAAP differences noted

Accounting Standards and Interpretations Not Yet Adopted

Certain US accounting standards and interpretations have been issued that are not required to be adopted until after Sep. 30, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals accounting policies or on the presentation of the Consolidated Financial Statements are Amendments to FASB Interpretation No. 46, and Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140. These new standards are not required to be adopted by NOVA Chemicals until Jan. 1, 2010 and are currently being evaluated.

Forward-Looking Information

This earnings report contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2009 involve longer-term assumptions and estimates than forward-looking information for 2009 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this earnings report not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this earnings report includes, among others, statements regarding: NOVA Chemicals’ plans for the use of proceeds from its notes offering in October 2009; planned turnarounds at INEOS NOVA facilities and expected capacity such turnarounds will keep offline; INEOS NOVA’s plans to keep its Texas City styrene monomer plant offline until margins recover, which INEOS NOVA anticipates may occur early in the first quarter of 2010; NOVA Chemicals plans to exit the DYLARK resin business; NOVA Chemicals refinancing plans; and NOVA Chemicals’ expectations with respect to the funding of and contributions to its defined benefit and defined contribution plans With respect to forward-looking information contained in this earnings report, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: a deterioration in NOVA Chemicals’ cash balances or liquidity; NOVA Chemicals’ ability to access capital markets and the terms and availability of financing; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this earnings report, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

is a registered trademark of NOVA Brands Ltd.; authorized use. ARCEL®, and DYLARK® are registered trademarks of NOVA Chemicals Inc.

INVESTOR INFORMATION

Contact Information

Phone:      (403) 750-3600 (Canada) or (412) 490-4000 (United States)

Internet:  www.novachemicals.com                    E-Mail: invest@novachem.com

NOVA Chemicals Corporation

1000 Seventh Avenue S.W., P.O. Box 2518

Calgary, Alberta, Canada T2P 5C6

Investor Relations – Pace Markowitz (412) 490-4952

Media Relations – Wendy Lomicka (412) 490-4292

NOVA Chemicals files additional information with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml.

Any questions and requests for assistance in surrendering certificates representing shares of NOVA Chemicals in order to receive consideration for such shares may be directed to the office of the depositary, CIBC Mellon Trust Company at 199 Bay Street, Commerce Court West, Securities Level, Toronto, Ontario, M5L 1G9; telephone: (416) 643-5500; e-mail: inquiries@cibcmellon.com.

If any registered holder of common shares fails to surrender to the depositary the certificates formerly representing common shares, together with such other documents required to entitle the holder to receive payment for his/her/its common shares, on or before July 6, 2015, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.